FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, October 11, 2007
Ger. Gen. N° 204/2007

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Av. Lib. Bernardo O’Higgins # 1449
Santiago

ESSENTIAL FACT

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and General Rules Nos.30 of the Superintendency, I inform you the following as material information:

1.        The companies ENEL ENERGY EUROPE S.R.L. and ACCIONA S.A. (the “Offerers”) jointly and concurrently made a Public Share Offering of shares issued by ENDESA S.A. (the “Offer”). It should be recalled that ENDESA S.A. (Endesa) is the controller of 60.62% of the share capital of Enersis S.A, through its Spanish subsidiary Endesa Internacional, S.A.

2.        The Offer was presented to the Spanish National Securities Market Commission (“CNMV”), the public authority which approved it on July 25. On July 30, that authority was informed that the period for acceptance of the Offer was from July 30, 2007 to October 1, 2007. The intention of the Offer was to acquire all the share capital of Endesa, excluding the 46.01% holding already held by the Offerers.

3.        On October 5, 2007, the CNMV issued a public communication declaring positive the result of the Offer. Yesterday, October 10, 2007, the final liquidation of the Offer took place resulting in ENEL S.P.A. and ACCIONA S.A today directly and indirectly jointly holding 92.6% of the share capital of Endesa, S.A.

4.        Effective October 10, 2007 the final controllers of Enersis S:A. - through Endesa, S.A. and Endesa Internacional S.A. - are therefore ENEL S.P.A. and ACCIONA, S.A which, together with their respective subsidiaries Enel Energy Europe S.R.L. and Finanzas Dos S.A., signed an agreement on March 26, 2007 for the joint management of Endesa, S.A. The text of that agreement was notified to the CNMV as material information on the day of its signature and may be found on that entity’s web site (www.cnmv.es).

Yours sincerely,

José Luis Domínguez C.	Domingo Valdés P.
Chief Communications Officer	Legal Counsel

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago – Representante Tenedores de Bonos
DCV Registro S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 16, 2007